767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

November 30, 2021

VIA EDGAR TRANSMISSION

Julie Griffith

Staff Attorney

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Partners, LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 5, 2021
CIK No. 0001880661

Dear Ms. Griffith:

On behalf of our client, TPG Partners, LLC, a Delaware limited liability company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated November 22, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001880661) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Amendment No.1 to Draft Registration Statement on Form S-1 submitted November 5, 2021

Prospectus Summary, page 1

1.

In response to prior comment 4, please provide a description, early in the Prospectus, as to why you are an “alternative” asset manager, as distinct from non-alternative asset managers. If you believe that you are distinct from other asset managers because of the way your business is organized, but are not otherwise

Ms. Griffith Securities and Exchange Commission November 30, 2021 Page 2

distinct, clarify that in the disclosure. Also, provide us with support for your statement that you have delivered attractive risk-adjusted returns or revise to state that as a belief. Similarly provide us support for your statement that you have a distinctive approach and innovative platforms, or revise to state those as beliefs as well.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii, 1, 3, 140, 196, 197 and 198 and accordingly.

Risk Factors, page 28

2.

We note your response to comment 5. Please revise your disclosure to clearly state which industries the company has invested in in China, and state any material risks associated with each particular industry, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 accordingly.

3.	In responding to comment 6, please quantify in the disclosure what portion of the company’s business and assets are in Hong Kong.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 97 and 98 accordingly.

Our funds invest in companies that are based outside of the United States, page 41

4.

Please balance your statement on page 41 that of the funds invested outside of the United States, China is second only to India as a location for that investment with your statement on page 43 that “our current investments in companies with significant Chinese operations represent a relatively minor portion of our overall portfolio.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 accordingly.

Changes in China’s government policies could have an adverse effect on our business, page 43

5.

We note your response to our prior comment 5 and the disclosure that your current investments in companies with significant Chinese operations represents a relatively minor portion of your overall portfolio. Please quantify your investments in companies with significant Chinese or Hong Kong operations to the extent practicable so that investors can assess the risk or advise. Please tell us if you have any funds that only contain investments in Chinese and/or Hong Kong based companies. Please also discuss risks arising from the legal system in China,

Ms. Griffith Securities and Exchange Commission November 30, 2021 Page 3

including risks that the Chinese government may intervene or influence the operations of the Chinese or Hong Kong companies you have investments in at any time, which ultimately may affect your investment in those companies. Please also provide summary risk factor disclosure of the risks regarding your investments in China or Hong Kong based companies with a cross-reference to the more detailed risk factor disclosure later in the prospectus.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16, 45, 46, 97 and 98 accordingly.

Use of Proceeds, page 110

6.	We note your response to our prior comment 11. Please also clarify in your disclosure that the company does not currently have plans for future acquisitions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and on pages 24 and 113 accordingly.

Regulation under the Investment Company Act, page 215

7.

We note your response to our prior comment 15. We have referred your response to this comment to the Division of Investment Management for further review. Please note that the Division of Investment Management may have further comment after reviewing your response.

The Company respectfully acknowledges that the Division of Investment Management may have further comment.

Ms. Griffith Securities and Exchange Commission November 30, 2021 Page 4

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8050.

Sincerely yours,

/s/ Michael B. Hickey
Michael B. Hickey
Weil, Gotshal & Manges LLP

cc:	Jon Winkelried
Chief Executive Officer
TPG Partners, LLC

Bradford Berenson
General Counsel
TPG Partners, LLC